                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)*

                          BUCKHEAD AMERICA CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK PAR VALUE $.01
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   11835A-10-5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

   Azim P. Kassam, Hotel-Motel Management Corporation, Suite 201, Bldg. 200,
                              1950 N. Park Place,
                      Atlanta, Georgia 30339 (770) 303-0717
                    ----------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                   January 17, 2001 (original filing 12/21/94)
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP NO.  11835A-10-5            SCHEDULE 13D             PAGE  2  OF  5  PAGES
           ------------                                         ---    ---

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                           Hotel-Motel Management Corporation
         -----------------------------------------------------------------------

(2)      Check the Appropriate box if a Member of a Group*            (A)  / /
                                                                      (B)  / /
         -----------------------------------------------------------------------

(3)      SEC use Only

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*
                                         WC
         -----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization
                                         Florida
         -----------------------------------------------------------------------
                    (7)      Sole Voting Power
 Number of                                          218,200
   Shares           ------------------------------------------------------------
Beneficially        (8)      Shared Voting Power
 Owned By                                           N/A
   Each             ------------------------------------------------------------
 Reporting          (9)      Sole Dispositive Power
Person With                                         218,200
                    ------------------------------------------------------------
                    (10)     Shared Dispositive Power
                                                    N/A
                    ------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    218,200
         -----------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares  / /

         -----------------------------------------------------------------------

CUSIP NO.  11835A-10-5            SCHEDULE 13D             PAGE  3  OF  5  PAGES
           ------------                                         ---    ---

(13)     Percent of Class Represented by Amount in Row (11)
                                                         10.8%
         -----------------------------------------------------------------------
(14)     Type of Reporting Person*
                                                          CO
         -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 ("Common Stock") of Buckhead America Corporation, a Delaware corporation ("Buckhead"). The principal executive offices of Buckhead are located at 7000 Central Parkway, Suite 850, Atlanta, Georgia 30328.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Hotel-Motel Management Corporation, a Florida corporation, ("H-M") having its principal business and executive offices at Suite 201, Building 200, 1950 N. Park Place, Atlanta, Georgia 30339.

     H-M is principally engaged in the management of hotels and motels for related companies and the management of real estate.

     H-M is a wholly owned subsidiary of P.H.K. Investments, Inc., a Canadian corporation ("PHK") having its principal business and executive offices at 53 Briarscross Blvd., Agincourt, Ontario M1S 3K6. PHK is the parent company of H-M and Cassland Corporation ("Cassland"), a Georgia corporation, which owns hotels and motels in the United States.

     The executive officers of PHK, H-M and Cassland and the sole shareholders of PHK (each owning 50% of the outstanding capital stock of PHK) are:

Name and Business Address         Principal Occupation              Citizenship
-------------------------         --------------------              -----------
Azim P. Kassam                    President and Director            Canada
Suite 201, Bldg. 200              of PHK, Cassland and H-M
1950 N. Park Place
Atlanta, GA 30339

Pyarali H. Kassam                 Chairman and Director             Canada
53 Briarscross Blvd.              of PHK, Cassland and H-M
Agincourt, Ontario M1S 3K6

CUSIP NO.  11835A-10-5            SCHEDULE 13D             PAGE  4  OF  5  PAGES
           ------------                                         ---    ---


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Funds to purchase the shares of Common Stock have been derived from working capital of H-M.

ITEM 4.  PURPOSE OF TRANSACTION.

     H-M has acquired and sold the Common Stock from time to time for purposes of investment, and has no current plan to acquire control of Buckhead, although it may acquire additional shares of Common Stock from time to time for investment purposes through purchases in the NASDAQ market and/or in privately negotiated transactions. H-M does not intend to participate in the management of Buckhead but expects to exercise its rights as a shareholder in Buckhead in a manner consistent with its equity interest. H-M has no plans or proposals that relate to, or would result in, (a) the disposition of the Common Stock of Buckhead; (b) an extraordinary corporate transaction involving Buckhead or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Buckhead or any of its subsidiaries; (d) a change in the present board of directors or management of Buckhead; (e) a material change in the present capitalization or dividend policy of Buckhead; (f) a material change in Buckhead's business or corporate structure; (g) a change in the charter or by-laws of Buckhead or other action that may impede the acquisition or control of Buckhead by any person; (h) a class of securities of Buckhead being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Buckhead becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     H-M now owns 218,200 shares of Common Stock of Buckhead which represents 10.8% of the shares of Common Stock outstanding based on the shares reported as outstanding as reported on Form 10-Q for the quarter ended September 30, 2000. These shares are beneficially owned by H-M which has the sole power to vote and to direct the vote and the sole power to dispose and direct the disposition of the shares of Common Stock.

     During the past 60 days, H-M has purchased and sold the following number of shares of Common Stock of Buckhead:

    Date of
  Transaction        Transaction       No. of Shares      Price per Share
  -----------        -----------       -------------      ---------------
   11/28/00           Purchase             3,100              4.125
    1/17/01             Sale              50,000              3.75

All transactions were made in the NASDAQ market through a broker.

CUSIP NO.  11835A-10-5            SCHEDULE 13D             PAGE  5  OF  5  PAGES
           ------------                                         ---    ---

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     PHK, Cassland, H-M and their directors and executive officers do not have and have not had any contract, arrangement, understanding or relationship with any person named in items 2, and between such persons and any person, with respect to any securities of Buckhead, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     None.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HOTEL-MOTEL MANAGEMENT
                                       CORPORATION


                                   By:  /s/ Azim P. Kassam
                                        ----------------------
                                        Azim P. Kassam,
                                        President
                                        February 9, 2001












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